SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 11, 2018

Date, Time and Place: January 11, 2018, at 2 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 07 - Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling: Carried out pursuant to article 19, paragraph 1, of the Company’s Bylaws. III. Attendance: The following directors were present: Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino, representing, therefore, all the members of the Board of Directors of the Company. Messrs. Paulo Sergio Kakinoff and Richard Freeman Lark Jr. also participated in the meeting as representatives of the Company’s Management. IV. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. V. Agenda: To pass resolutions on the following matters: (a) the approval of the Company’s Business Plan; (b) homologation of the conversion of the portion of common shares issued by the Company into preferred shares; and (c) homologation of the capital increase, as a result of the exercise of options by beneficiaries of the Stock Purchase Option Plan. VI. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referred to in the matters hereof, the following matters were approved by unanimous vote of the directors present: (a) the Company’s Business Plan, of which the original copy is initialed by the presiding board of the meeting and filed with the Company’s head-office; (b) homologation of the conversion of two billion, one hundred and seventy-one million, three hundred and fifty-four thousand, four hundred and thirty (2,171,354,430) common shares issued by the Company held by the shareholder Fundo de Investimento em Participações Volluto into sixty-two million, thirty-eight thousand, six hundred and ninety-eight (62,038,698) preferred shares issued by the Company; and (c) homologation of the increase in the Company’s capital, within the limit of the authorized capital, in the amount of one million, four hundred and ninety-nine thousand, seven hundred and nineteen Reais and seventeen cents (R$ 1,499,719.17), upon issue of one hundred and sixty one thousand and twenty nine (161,029) preferred shares, all of them nominative and with no face value, arising from the exercise of the stock purchase option granted under the Stock Purchase Option Plan. The shares issued are identical to the existing shares, and, under the terms of the Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on own capital: (c.i) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (c.ii) the total issue price was set at one million, four hundred and ninety-nine thousand, seven hundred and nineteen Reais and seventeen cents (R$ 1.499.719.17), in accordance with the Company’s Option Plan. As a result of the foregoing in items “b” and “c” above, the capital stock of the Company shall be increased from three billion, eighty-two million, eight hundred and one thousand, nine hundred and ninety-six Reais and thirty-two cents (R$  3,082,801,996.32) to three billion, eighty-four million, three hundred and one thousand, seven hundred and fifteen Reais and forty-nine cents (R$ 3,084,301,715.49) represented by three billion, one hundred twenty-nine million, seven hundred and forty-three thousand, one hundred and seventy-one (3,129,743,171) shares of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) are common shares and two hundred and sixty-six million, sixty thousand, four hundred and sixty-one (266,060,461) are preferred shares, all of them nominative and with no face value. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni. - Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, January 11, 2018.

_________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.